

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2008

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________________

Commission file number: 1-11288

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACTUANT CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

13000 W. SILVER SPRING DRIVE
BUTLER, WISCONSIN 53007
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201
(Address of principal executive offices)
(414) 352-4160
(Registrant's telephone number, including area code)

Actuant Corporation 401(K) Plan

Milwaukee, Wisconsin

Financial Statements and Additional Information

August 31, 2008 and 2007

Actuant Corporation 401(k) Plan

Financial Statements and Additional Information
August 31, 2008 and 2007

Table of Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator
Actuant Corporation 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Actuant Corporation 401(k) Plan as of August 31, 2008 and August 31, 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2008 and August 31, 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information of assets held for investment purposes as of August 31, 2008 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP
February 2, 2009
Milwaukee, Wisconsin

Actuant Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	August 31,	
	2008	2007
Investments:		
Participant-directed investments		
Mutual funds and common collective trusts	$ 88,837,327	$ 85,865,697
Common stock	33,308,760	31,355,919
Notes receivable from participants	2,864,792	2,514,304
Assets held for investment purposes	125,010,879	119,735,920
Receivables:		
Company contribution receivable	4,623,388	4,787,227
Participant contribution receivable	30,096	-
Total receivables	4,653,484	4,787,227
Net assets available for benefits at fair value	129,664,363	124,523,147
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	413,242	159,530
Net assets available for benefits	$ 130,077,605	$ 124,682,677

See accompanying notes to financial statements.

Actuant Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended August 31,	
	2008	2007
Additions:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ (11,034,099)	$ 16,084,035
Interest and dividends	6,061,063	2,904,356
Total investment income (loss)	(4,973,036)	18,988,391
Contributions:		
Employer's	4,944,252	5,379,268
Rollovers and plan mergers	8,782,727	10,147,890
Participants'	7,899,976	7,134,524
Total contributions	21,626,955	22,661,682
Total additions	16,653,919	41,650,073
Deductions:		
Benefits paid to participants	11,192,045	8,228,184
Administrative expenses	66,946	46,850
Total deductions	11,258,991	8,275,034
Net increase in assets available for benefits	5,394,928	33,375,039
Assets available for benefits at beginning of year	124,682,677	91,307,638
Assets available for benefits at end of year	$ 130,077,605	$ 124,682,677

See accompanying notes to financial statements.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the Actuant Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan's summary plan description for a more complete description of the Plan's provisions.

General

The Plan operates as a 401(k) salary reduction plan. Generally, all employees of domestic subsidiaries of Actuant Corporation (the "Company") who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those covered by a collective bargaining agreement ("CBA"), unless the CBA specifically provides for coverage under the Plan. Employees of acquired companies are added to the Plan at the discretion of the Company and employees of designated operating units may be excluded from plan participation.

Effective January 1, 2007, the D.L. Ricci Corp. 401k Profit Sharing Plan and the Actown/Industrial Coils 401k Savings Plan and Trust merged with and into the Plan with net assets of approximately $4,648,900 and $4,640,500 respectively.

Effective January 1, 2008, the Maxima Technologies & Systems, LLC Employees Savings Trust merged with and into the Plan with net assets of approximately $7,932,700.

Contributions

Participating employees may make voluntary pre-tax and after tax ("Roth") contributions of between 2% and 50% of qualifying compensation, subject to certain Internal Revenue Service ("IRS") limitations. The Company makes a matching contribution to each participant's account equal to 100% of the first $300 of the participant's contributions, plus 25% of the participant's contributions between $300 and 6% of the participant's eligible compensation, as defined in the Plan. Company matching contributions are automatically invested in the Actuant Corporation Stock Fund (Company Stock Fund). The Company Stock Fund is comprised of Actuant Corporation Common Stock and money market funds.

The Company also makes a discretionary "core" contribution to the accounts of all eligible participants equal to at least 3% of the participant's eligible compensation. Participants must be employed by the Company on the last day of the plan year to be eligible for the core contribution. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year. Core contributions are automatically invested in the Company Stock Fund, however the participant is able to immediately reallocate the contribution into other Plan investments.

Employees who were formerly participants of the Versa Tech Plan receive matching contributions equal to one-third of the first 4% of the compensation contributed to the Plan, and may direct the investment of these matching contributions at their discretion. These employees are not eligible for core contributions.

Investment Options

Participants may direct the investment of voluntary contributions to any of the defined investment options (in integral multiples of 1%). Participants may change their investment options at any time.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with contributions, participant rollovers, an allocation of plan earnings thereon and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. Administrative expenses of the Plan, other than investment fees (included in investment income) and participant loan fees, are paid directly by the Company net of account fees charged to separated participants. Separate pre-tax and Roth contribution accounts are maintained for applicable participants.

Vesting

Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability or retirement, while employed by the Company, participants become fully vested in their entire account balances. Participants normally vest in the Company match and core contributions according to the following schedule:

Years of Service	Vesting %
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%

Payment of Benefits

At retirement, death, disability or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a direct transfer to an eligible retirement plan. If a participant's vested account balance is less than $5,000 it will automatically be distributed in the form of a lump-sum payment. Participants may elect to receive distributions from the Company Stock Fund in Company common stock. All other distributions are made in cash. In the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan.

Participant Notes Receivable

A participant may receive a loan from the Plan in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant's vested account balance attributable to voluntary and Company matching contributions plus earnings thereon or $50,000. Loans bear a fixed interest rate of the prime rate plus 1% at the time of the loan. Loans and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the loan is used to purchase the principal residence of the participant in which case the term of the loan will be a reasonable period not to exceed 20 years, as defined by the Plan and determined by the plan administrator.

Note 1. Description of Plan (continued)

Forfeited Accounts

When certain terminations of participation occur, the non-vested portion of the participant's account, as defined by the Plan, is considered forfeited. These forfeited amounts are then used to reduce the Company's future contributions to the Plan. At August 31, 2008 and August 31, 2007, forfeitures included in the Statement of Net Assets Available for Benefits were approximately $523,100 and $94,100, respectively. Forfeitures used to reduce Company contributions, which were made subsequent to the Plan year-end were approximately $698,000 and $100,000 for fiscal 2008 and 2007, respectively.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. The fair value of the Wells Fargo Collective Stable Return Fund, which invests in benefit responsive investment contracts, represents the principal balance of the investment contracts, plus contributions made under the contract, plus accrued interest at the stated contract rate, less withdrawals and contract charges. The fair value of the remainder of the Plan's investments including common stock, the Company Stock Fund and mutual funds is based on quoted market prices. Participant loans are stated at their unpaid principal balances.

In fiscal 2008, the Plan unitized the Company Stock Fund such that the underlying investments, which are tracked on a unitized basis, consist of Company common stock and cash equivalents. Prior to fiscal 2008, participants could elect investments directly in Company common stock.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Interest earned on common/collective trusts and interest on participant loans are as interest and dividend income in the accompanying Statements of Changes in Net Assets Available for Benefits.

Note 2. Summary of Significant Accounting Policies (continued)

Risk and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Due to the combined impact of a United States economic recession and financial and credit market issues, the fair value of the Plan's net assets available for benefits has declined approximately 25% from August 31, 2008 to January 15, 2009.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, *Fair Value Measurements (SFAS No. 157)*. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. The Plan is required to adopt SFAS No. 157 beginning in fiscal 2009 and is currently assessing the potential impact of SFAS No. 157 on the financial statements.

Payment of Benefits

Benefits are recorded when paid.

Note 3. Investments

The fair value of investments that represent five percent or more of the Plan's net assets are as follows:

Description	2008	2007
Actuant Corporation Stock	$ 33,308,760	$ 31,355,919
Davis NY Venture	6,642,126	7,618,172
Legg Mason Large Cap Growth	**	6,944,594
Wells Fargo Collective (BGI) S&P 500 Index	**	6,263,537
Wells Fargo Collective Stable Return	13,836,448	10,692,818
Julius Baer International Equity	6,792,919	7,968,331

** Fund was not greater than 5% of net assets

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2008	2007
Mutual funds and common collective trust funds	$ (12,566,409)	$ 6,526,324
Actuant Corporation Stock Fund (including money market returns)	1,532,310	9,557,711
	$ (11,034,099)	$ 16,084,035

Note 4. Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated October 2002, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC").

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 6. Party-in-Interest Transactions

Certain plan investments represent shares of mutual funds and a common trust fund managed by Wells Fargo Bank, shares of employer securities and participant loans. Therefore, transactions involving these investments qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 7. Subsequent Events (unaudited)

On September 1, 2008, the BH Electronics 401(k) Profit Sharing Plan (net assets $452,100) and the Templeton Kenly & Co. Inc. 401(k) Plan (net assets of $5,936,800) merged with and into the Plan. In addition, on December 31, 2008, the Superior Plant Services 401(k) Plan (net assets of $1,222,500) merged with and into the Plan.

Additional Information

Actuant Corporation 401(k) Plan

Schedule H, Part IV, Item 4i, Schedule of Assets Held for Investment Purposes (at Year- End)
EIN: 39-0168610 Plan Number: 022
August 31, 2008

(a)	(b) Identity of Issue, borrower, lessor, or similar party	(c) Description of Investment	(d) Cost	(e) Current Value
	Mutual Funds, at fair value:			
*	Wells Fargo Advantage Small Cap Value	Registered Investment Co.	(A)	$ 4,307,079
	Hartford HLS Growth Opportunities	Registered Investment Co.	(A)	4,119,742
	Davis NY Venture	Registered Investment Co.	(A)	6,642,126
	Goldman Sachs Mid Cap Value	Registered Investment Co.	(A)	1,866,630
	Legg Mason Large Cap Growth	Registered Investment Co.	(A)	6,213,166
	Dodge & Cox Stock Fund	Registered Investment Co.	(A)	4,803,257
	Vanguard Strategic Equity	Registered Investment Co.	(A)	1,612,298
*	Wells Fargo Advantage Total Return Bond	Registered Investment Co.	(A)	5,595,318
	Julius Baer International Equity	Registered Investment Co.	(A)	6,792,919
	Delaware Emerging Markets	Registered Investment Co.	(A)	3,736,076
	Pimco Commodity Real Return Strategy	Registered Investment Co.	(A)	1,009,413
	Perimeter Small Cap Growth	Registered Investment Co.	(A)	458,377
	T. Rowe Price Retirement Income	Registered Investment Co.	(A)	919,437
	T. Rowe Price Retirement 2010	Registered Investment Co.	(A)	3,294,107
	T. Rowe Price Retirement 2015	Registered Investment Co.	(A)	2,861,684
	T. Rowe Price Retirement 2020	Registered Investment Co.	(A)	4,115,709
	T. Rowe Price Retirement 2025	Registered Investment Co.	(A)	3,149,863
	T. Rowe Price Retirement 2030	Registered Investment Co.	(A)	3,212,341
	T. Rowe Price Retirement 2035	Registered Investment Co.	(A)	1,825,096
	T. Rowe Price Retirement 2040	Registered Investment Co.	(A)	2,058,997
	T. Rowe Price Retirement 2045	Registered Investment Co.	(A)	182,904
	Total mutual funds			68,776,539
	Common collective trusts:			
*	Wells Fargo Collective S&P 500 Index	Common Collective Trust	**	4,877,238
*	Wells Fargo Collective Stable Return	Common Collective Trust	**	14,249,690
	Total common collective trusts			19,126,929
	Common stock fund:			
*	Actuant Corporation Common Stock Fund	(B)	(A)	34,655,861
*	Participant notes receivable	(C)	-0-	2,864,792
				$ 125,424,121

* Party-in-interest
(A) Cost omitted for participant-directed investments.
(B) The Actuant Corporation Common Stock Fund includes 1,055,411 shares of Actuant Corporation Common Stock with a fair value of $33,308,760 and money market funds with a fair value of $1,347,101.
(C) Loans have interest rates from 4.0% to 10.5%, with monthly payments from $2 to $967 through 2036.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(k) PLAN

Date: February 2, 2009



Chadwick I. DeLuka
Plan Administrative Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42353 and No. 333-60564) of Actuant Corporation of our report dated February 2, 2009, relating to the financial statements of the Actuant Corporation 401(k) Plan for the years ended August 31, 2008 and 2007, which appears in this Form 11-K.

Wipfli LLP

WIPFLI LLP
Milwaukee, Wisconsin
February 2, 2009

END